Super Group Raises Full-Year Revenue and EBITDA Guidance After Record Q2, Announces Intention to Exit U.S. iGaming

•	Record second quarter performance driven by strong sports results, pricing optimization, robust customer engagement and operational improvements

•	Raising full-year 2025 guidance: Ex-U.S. revenue expected to exceed $2.0 billion and Adjusted EBITDA in excess of $480 million

•	Intention to exit U.S. iGaming following recent regulatory shifts impacting long-term U.S. expected profitability, underscoring disciplined capital allocation and sharper focus on core markets

•	One-time restructuring cash cost related to the anticipated U.S. iGaming exit approximately between $30 million to $40 million; cost savings expected to begin in 2026

•	Full Q2 update will be provided in August and longer-term outlook to be presented at Investor Day on September 18, 2025, in London, U.K.

New York, NY – July 8, 2025 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC”, the "Company" or “Super Group”), the holding company for leading global online sports betting and gaming businesses Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering, today provided an update for its second quarter performance, raised 2025 guidance and announced its intention to exit from the U.S. as part of an ongoing strategic review to streamline operations and enhance long-term shareholder value.

Super Group’s positive momentum over recent quarters continued in 2Q 2025, with solid revenue growth across all markets. This was driven by strong sports results, improvements in pricing models, more efficient risk management, a full calendar of sporting events, record deposit levels, and ongoing robust customer engagement and retention across both casino and sports in key markets.

As a result, Super Group is pleased to announce that 2Q 2025 is expected to be the strongest quarter in the Group’s history. This continued and diversified strength increases confidence in the full-year outlook for 2025, and the Group is raising Ex-U.S. guidance accordingly:
•Total revenue is now expected to exceed $2.0 billion vs. prior guidance of $1.925 billion
•Total Adjusted EBITDA is now expected in excess of $480 million vs. prior guidance of $457 million

Neal Menashe, Chief Executive Officer, commented, “We are very pleased with our performance in the second quarter, reflecting continued momentum and discipline across our core markets and further validating the strength of our operating model and brands. We remain focused on driving profitable and sustainable growth through consistent execution and continue to be super-confident in the long-term growth potential of our business.”

Super Group Announces Intention to Exit U.S. iGaming
The Group also announced that it intends to exit its U.S. iGaming operations, following a comprehensive evaluation of its global priorities, the evolving regulatory landscape, and the U.S. unit’s financial performance. The Group is currently evaluating its strategic options in this regard.
Neal Menashe, Chief Executive Officer, stated, “This is a difficult decision, particularly because our U.S. team has worked hard and made progress over recent quarters. Nonetheless, recent regulatory developments combined with ongoing assessment of capital allocation requirements have led us to believe that our stringent hurdle for return on capital will likely not be met in this market any time soon. We therefore intend to focus capital and resources on markets where we see the greatest opportunity for scalable, sustainable, profitable super growth, with a disciplined emphasis on operational efficiency.”
Alinda Van Wyk, Chief Financial Officer, commented, “Various strategic exit options are under consideration. We are still early in the process but nonetheless would expect to incur a one-time cash restructuring cost of approximately $30 million - $40 million in connection with such an exit and are actively pursuing multiple efforts to minimize the impact thereof. Further details regarding these potential costs will be shared during our second quarter earnings release.”
Further insights into the Group’s performance and strategic outlook will be shared at the Investor Day on September 18, 2025, in London, U.K.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses, Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The Group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The Group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group has been ranked number 6 in the EGR Power 50 for the last three years. For more information, visit www.sghc.com.

Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”, hereafter “IFRS”).
Adjusted EBITDA is a non-GAAP company-specific performance measure that Super Group uses to supplement the Group’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense/credit. Adjusted EBITDA is EBITDA adjusted for RSU expense, change in fair value of options, unrealized foreign exchange, gain on disposal of business, impairment of assets, US sportsbook closure, market closure and other adjustments.
Super Group believes that such non-GAAP measures are useful in evaluating the Group’s operating performance as they are similar to measures reported by the Group’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of a non-GAAP financial measure is that it excludes significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
In addition, other companies, including companies in Super Group’s industry, may calculate similarly named non-GAAP measures differently than Super Group, which limits their usefulness in comparing Super Group’s financial results with theirs.
We do not provide a reconciliation of Adjusted EBITDA to the most comparable IFRS financial measure (corresponding GAAP metric) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts.
A more detailed update, including a full reconciliation of any non-GAAP measure to the most comparable IFRS financial measure (corresponding GAAP metric) will be provided when the Group reports its second quarter results in August.

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, Super Group’s expected financial results, expectations of costs and savings associated with exit from the U.S. market, and expectations and projections of market opportunity, growth and profitability.
These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “possible,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.
Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 3, 2025, and in Super Group’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance, representation or warranty that it will achieve its expectations in any specified time frame or at all.

Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

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